# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neutron Holdings, Inc., CIK 0001699963
CUSIP: 64125S1042
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Townsend Street, First Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002056786

## Reporting persons
- Lunate Capital Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Arab Emirates (C0); sole voting power 9,815,949; shared voting power 0; sole dispositive power 9,815,949; shared dispositive power 0; aggregate amount beneficially owned 9,815,949 (15.3% of the class)
- Sapphire Direct Holdings RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 9,815,949; shared voting power 0; sole dispositive power 9,815,949; shared dispositive power 0; aggregate amount beneficially owned 9,815,949 (15.3% of the class)
- Lunate Legacy II LP: type of reporting person: partnership (PN); citizenship or place of organization: United Arab Emirates (C0); sole voting power 9,815,949; shared voting power 0; sole dispositive power 9,815,949; shared dispositive power 0; aggregate amount beneficially owned 9,815,949 (15.3% of the class)
- Lunate Legacy II (GP) SPV Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 9,815,949; shared voting power 0; sole dispositive power 9,815,949; shared dispositive power 0; aggregate amount beneficially owned 9,815,949 (15.3% of the class)
- Lunate Holding RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 9,815,949; shared voting power 0; sole dispositive power 9,815,949; shared dispositive power 0; aggregate amount beneficially owned 9,815,949 (15.3% of the class)
- Chimera Investment LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 9,815,949; shared voting power 0; sole dispositive power 9,815,949; shared dispositive power 0; aggregate amount beneficially owned 9,815,949 (15.3% of the class)

## Item 1. Issuer
Name of issuer: Neutron Holdings, Inc.
Address of issuer's principal executive offices: 444 Townsend Street, First Floor, San Francisco, California, 94107

## Item 2. Person Filing
Name of person filing: (i) Lunate Capital Limited ("Lunate"), (ii) Sapphire Direct Holdings RSC Ltd ("Sapphire"), (iii) Lunate Legacy II LP ("Lunate Legacy II"), (iv) Lunate Legacy II (GP) SPV Ltd ("Lunate Legacy II GP "), (v) Lunate Holding RSC Ltd ("Lunate Holding"), and (vi) Chimera Investment LLC ("Chimera", and together with Lunate, Sapphire, Lunate Legacy II, Lunate Legacy II GP, and Lunate Holding, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is as follows: (i) the principal business address of Lunate, Sapphire, Lunate Legacy II, Lunate Legacy II GP, and Lunate Holding is Unit No. 1, Floor 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates; and (ii) the principal business address of Chimera is RG Procurement Restricted Limited, Building, East 0.48, Al Muntazah, Abu Dhabi Island, Abu Dhabi, United Arab Emirates.
Citizenship: (i) Lunate is a company organized under the laws of the Abu Dhabi Global Market, United Arab Emirates, (ii) Sapphire is a company organized under the laws of the Abu Dhabi Global Market, United Arab Emirates, (iii) Lunate Legacy II is a company organized under the laws of the Abu Dhabi Global Market, United Arab Emirates, (iv) Lunate Legacy II GP is a company organized under the laws of the Abu Dhabi Global Market, United Arab Emirates, (v) Lunate Holding is a company organized under the laws of the Abu Dhabi Global Market, United Arab Emirates, and (vi) Chimera is organized under the laws of Abu Dhabi, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of date hereof, each of the Reporting Persons may be deemed to beneficially own 9,815,949 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Neutron Holdings, Inc. (the "Issuer"). Such shares of Common Stock are directly held by Sapphire. Sapphire is wholly owned by Lunate Legacy II. The general partner of Lunate Legacy II is Lunate Legacy II GP. Lunate is the investment manager of Lunate Legacy II and wholly owns Lunate Legacy II GP. Lunate Holding wholly owns Lunate. Lunate Holding is majority-owned by Chimera. By virtue of their relationships with Sapphire, Lunate Legacy II, Lunate Legacy II GP, Lunate, Lunate Holding and Chimera may be deemed to beneficially own securities of the Issuer beneficially owned by Sapphire.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 15.3% of the shares of Common Stock of the Issuer outstanding, based on 64,025,936 shares of Common Stock outstanding as of July 2, 2026, as disclosed in the Issuer's Prospectus filed with the Securities and Exchange Commission on July 2, 2026.
Sole power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to vote or to direct the vote of 9,815,949 shares of Common Stock.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to dispose or direct the disposition of 9,815,949 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lunate Capital Limited: /s/ Khalifa Sultan Sultan Hazim Alsuwaidi, Khalifa Sultan Sultan Hazim Alsuwaidi / Director (07/07/2026)
- Sapphire Direct Holdings RSC Ltd: /s/ Jason Loveless, Jason Loveless / Director (07/07/2026)
- Lunate Legacy II LP: /s/ Khalifa Sultan Sultan Hazim Alsuwaidi, Khalifa Sultan Sultan Hazim Alsuwaidi / Director (07/07/2026)
- Lunate Legacy II (GP) SPV Ltd: /s/ Khalifa Sultan Sultan Hazim Alsuwaidi, Khalifa Sultan Sultan Hazim Alsuwaidi / Director (07/07/2026)
- Lunate Holding RSC Ltd: /s/ Syed Basar Shueb Syed Shueb, Syed Basar Shueb Syed Shueb / Director (07/07/2026)
- Chimera Investment LLC: /s/ Syed Basar Shueb Syed Shueb, Syed Basar Shueb Syed Shueb / Director (07/07/2026)